Exhibit 12
SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2008(1)	2007(1)	2006	2005	2004
	(Dollars in millions)
Income/(Loss) Before Income Taxes	$2,049	$(1,215)	$1,483	$497	$(168)
Less: Equity Income	1,870	2,049	1,459	873	347

Income/(Loss) Before Income Taxes and Equity Income	179	(3,264)	24	(376)	(515)
Add Fixed Charges:
Preferred Stock Dividends	150	118	86	86	34
Interest Expense	536	245	172	163	168
One-third of Rental Expense	86	52	39	37	30
Capitalized Interest	19	18	13	14	20

Total Fixed Charges	791	433	310	300	252
Less: Capitalized Interest	19	18	13	14	20
Less: Preferred Stock Dividends	150	118	86	86	34
Add: Amortization of Capitalized Interest	12	15	10	10	9
Add: Distributed Income of Equity Investees	1,782	1,787	1,332	647	228

Earnings/(Loss) Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$2,595	$(1,165)	$1,577	$481	$(80)

Ratio of Earnings to Fixed Charges	3.3	(2.7) *	5.1	1.6	(0.3) **

(1)	Income/(loss) before income taxes includes the purchase accounting impacts of the OBS acquisition

*	For the year ended December 31, 2007, earnings were insufficient to cover fixed charges by $1.6 billion.

**	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.
“Earnings” consist of income/(loss) before income taxes and equity income, plus fixed charges (other than capitalized interest and preferred stock dividends), amortization of capitalized interest and distributed income of equity investee. Schering-Plough includes interest expense or interest income on unrecognized tax benefits as a component of income tax expense. “Fixed charges” consist of interest expense, capitalized interest, preferred stock dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases. Total rent expense was $258 million, $156 million, $118 million, $110 million and $100 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

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